Solarflex Corp.
c/o Sergei Rogov
12 Abba Hillel Silver Street, 11th Floor
Ramat Gan  52506
ISRAEL
Tel: 972-3-753-9888

November 22, 2010

By Fax and Edgar

Russell Mancuso
Branch Chief - Legal
Securities and Exchange Commission
Fax:       202-772-9349

Re: Solarflex Corp.
Registration Statement on Form S-1 - Amendment No. 1
File No. 333-168068
Originally Filed July 12, 2010

Dear Mr. Mancuso:

Solarflex Corp. (“Solarflex”) acknowledges receipt of the letter dated August 6, 2010 (the "Staff Letter") from the staff (the "Staff") of the Division of Corporation Finance of the United States Securities and Exchange Commission (the "SEC"). Per the instructions in your letter, we have amended our Registration Statement on Form S-1 (the "Amended Draft") and have tracked all changes in the edgarized document for ease of review. The following is an item-by-item response to the Staff’s comments.

We appreciate the Staff's comments as well as the opportunity this process provides to improve the content of our SEC filings. Where we agree to make requested revisions to our disclosures in future filings with the SEC, such agreement and any such revisions to disclosures made in future filings should not be taken as an admission that prior disclosures were in any way deficient. We have noted in our responses below the disclosures that we anticipate will be affected by this internal review process insofar as they may be applicable to the Staff's comments. Any changes in our future SEC filings made as a result of this review process should not be taken as an admission that prior disclosures were in any way deficient.

We acknowledge that Solarflex is responsible for the adequacy and accuracy of the disclosure in its filing and that Staff comments or changes to disclosures in response to Staff comments do not foreclose the SEC from taking any action with respect to the filing. We also represent that we will not assert Staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

Set forth below are the Staff's comments contained in the Staff Letter (in bold face type) followed by our responses.

Solarflex Corp.
c/o Sergei Rogov
12 Abba Hillel Silver Street, 11th Floor
Ramat Gan  52506
ISRAEL
Tel: 972-3-753-9888

Prospectus Cover Page

1.	Please expand the second paragraph to disclose the net proceeds if all of the shares offered by you are purchased.

Response:  Revised. We have revised the second paragraph of the Prospectus Cover Page as follows to clarify the net proceeds of the offering if all of the shares offered by us are purchased:

“If all of the shares offered by us are purchased, the net proceeds to us will be $48,500. This is our initial public offering and no public market currently exists for shares of our common stock. Our common stock is presently not traded on any public market or securities exchange, and we have not applied for listing or quotation on any public market.”

2.
Please reconcile the reference in the third paragraph to your intent for your common stock to be sold by your “officers and Directors” with the disclosure in sixth paragraph on page 29 that you intend to sell shares through one or two identified directors.

Response:  Revised. We have revised the third paragraph of the Prospectus Cover Page to clarify that our common stock will be sold by our Directors, as stated on page 29 of the document. Please see the Amended Draft.

3.
We note your disclosure in the fifth paragraph that you arbitrarily determined the offering price of the shares being offered. Please reconcile this disclosure with your disclosure in the penultimate paragraph on page 14 indicating that the determination was “‘to a large extent’ arbitrary,” and your disclosure in the second sentence on page 17 listing additional factors you considered in determining the offering price.

Response:  Revised. We have revised the fifth paragraph on the Prospectus Cover Page as follows by listing the objective criteria which served as the basis for the Directors’ determination, and by qualifying that the determination was made “to a large extent arbitrarily”:

“The offering price of $0.03 per share offered hereby was determined to a large extent arbitrarily, based on a determination by the Board of Directors of the price at which they believe investors would be willing to purchase the shares, the lack of liquidity resulting from the fact that there is no present market for our stock, and the high level of risk considering our lack of profitable operating history; however, the offering price bears no relationship to our assets, book value, earnings or any other customary investment criteria, and has not been determined by any independent financial evaluation.”

We have also amended the corresponding statement on page 17, qualifying that the determination was made “to a large extent arbitrarily.”

4.
Please disclose briefly on the cover page and in more detail in the “Plan of Distribution” section on page 29 how the shares will be marketed and how your officers and/or directors will identify potential investors in the offering.

Response:  Revised. We have revised the cover page and the “Plan of Distribution” section to provide more detail of how the shares will be marketed and how we will identify potential investors. Please see the Amended Draft.

Solarflex Corp.
c/o Sergei Rogov
12 Abba Hillel Silver Street, 11th Floor
Ramat Gan  52506
ISRAEL
Tel: 972-3-753-9888

5.
You must provide all information on the cover page required by Item 501 of Regulation S-K, such as the date the offering will end. Also, the information on the date the offering will end should be consistent throughout your filing. For example, we note the statements: (1) on the cover page that the offering will close no later than 180 days; and (2) in the second paragraph on page 6 that the offering will terminate six months after the registration statement is declared effective.

Response:  Revised. We have revised the third paragraph on the Prospectus Cover Page as follows:

“We are offering our shares of common stock on a best efforts basis. We are not required to sell any specific number or dollar amount of securities but will use our best efforts to sell the securities offered. This means there is no guarantee that we will be able to sell all or any of the shares being offered. Our common stock will be sold by our Directors and we will not be utilizing an underwriter for this offering. The intended methods of communication with potential investors include, without limitation, telephone and personal contacts. Such persons will not be paid any commissions or any other form of compensation for such sales. For more information, see the section of this prospectus entitled "Plan of Distribution."”

We have revised the second sentence of the first paragraph on the Prospectus Cover Page as follows:

“The offering will commence once this prospectus becomes effective and will close no later than 180 days thereafter, unless we decide to extend the offering period, in our absolute discretion, by a further 90 days.”

In addition, we have revised the second paragraph of page 6 of the document so that the information on the date the offering will end is consistent with that stated on the Prospectus Cover Page.

Table of Contents, page 3

6.	Tell us how the last sentence on this page is consistent with Section 12(a)(2) of the Securities Act.

Response:  Section 12(a)(2) of the Securities Act addresses liability for untrue statements or omissions of material facts. The last sentence on page 3 is consistent with this provision because the sentence does not seek to disclaim liability for untrue statements or omissions of material facts as of the date of the prospectus. The last sentence states that no implication should be drawn that there will not be any change in the affairs of the Company after the date of the prospectus or that all of the information contained in the prospectus will remain correct past the date of the prospectus.

Solarflex Corp.
c/o Sergei Rogov
12 Abba Hillel Silver Street, 11th Floor
Ramat Gan  52506
ISRAEL
Tel: 972-3-753-9888

Our Company, page 5

7.
Please clarify unexplained technical terms in your filing. For example, we note the reference in the second paragraph of this section to a “solar photovoltaic element that absorbs the solar spectrum” and the references on page 17 to a “doped layer,” “heterojunction metal oxide layer” and a “graded-band gap layer.”

Response:  Revised. We have clarified the technical terms in the document. Please see the Amended Draft.

8.
Regarding the disclosure in the second paragraph about your belief that the technology underlying the patent application “has the potential to be adopted as a standard in all homes and businesses, and if so adopted, it may have a significant impact on promoting solar power and efficiency,” please:

•	disclose the basis for your belief; and

•
reconcile the disclosure about your belief with the disclosure on page 9 that “there is nothing at this time on which to base as assumption that [y]our business operations will prove to be successful.”

Response:  Revised. We have revised page 5 of the document to insert a new third paragraph in the Our Company section as follows:

“We believe that the technology underlying the Patent Application has the potential to be adopted and implemented in the home and business solar energy markets. This belief is based on the twin assumptions that our proprietary technology is able to offer a significant improvement in energy conversion efficiency and that the solar energy market will react favorably to a product that has the potential to deliver electricity at a lower cost. Nevertheless, we recognize that we still need to establish that the technology will work as expected, and that we can implement the technology in the production cycle of photovoltaic cells at low cost, without causing problems to the solar energy system.”

In response to the comment contained in your second bullet point, we clarify that our belief that the technology underlying patent application has the potential to be adopted and implemented in the home and business solar energy markets means that we believe that the intellectual property of the company is valuable. However, valuable intellectual property is not a sufficient basis on which to predicate an assumption that our business operations will prove to be successful, since successful business operations are dependent on many more factors than just intellectual property assets. In particular, as noted above, we still need to establish that the technology will work as expected, and that we can implement the technology in the production cycle of photovoltaic cells at low cost, without causing problems to the solar energy system.

Solarflex Corp.
c/o Sergei Rogov
12 Abba Hillel Silver Street, 11th Floor
Ramat Gan  52506
ISRAEL
Tel: 972-3-753-9888

9.
Given that you have not yet developed the prototype device, tell us why it is appropriate to disclose that your anticipated product compares favorably to other, existing products and technologies. For instance, you state on pages 1 and 17 that the solar photovoltaic element you plan to produce “enables an increase of solar energy conversion,” and on page 17 you state that your product, once manufactured, will “reduce…cost,” “enhance the flexibility of manufacturing steps,” and “improve manufacturing efficiency.”  We note similar comparative statements on pages 18-19 as well. Please advise or revise throughout your prospectus accordingly.

Response: Revised. We are not aware of any comparative statement on page 1 of the document. However, such statements do appear in the second and fourth paragraphs on page 5 and in the last paragraph on page 17 of the document. We have revised these statements to state that our proposed product “is expected to enable an increase in solar energy conversion” (revision italicized). We have also revised pages 18 and 19 of the document to explain the basis for our favorable comparison of our technology to existing technologies. Please see the Amended Draft.

10.
Please expand the disclosure in the third paragraph regarding the development of a prototype to disclose how long it will take to construct the prototype of your product. We note the disclosure in the fourth paragraph on page 21 that you believe the development will take approximately twelve months.

Response:  Revised. We have revised our disclosure in the third paragraph of page 5 as follows to disclose the period we believe it will take to construct a prototype:

“Although we have not yet engaged a manufacturer to develop a working prototype, based on our preliminary discussions with certain manufacturing vendors, we believe that it will take approximately twelve months to produce a working prototype, from design through construction.”

Our Direct Public Offering, page 5

11.
Please expand your disclosure at the top of page 6 regarding the lack of a public market for your stock to highlight that you do not intend to register your stock in any state, and disclose the impact that will have on your market for your securities. We note the disclosure in the second and third sentences on page 15.

Response:  Revised. We have expanded the disclosure on the top of page 6 to include the following paragraph:

“We currently do not intend to register or qualify our stock in any state or seek coverage in one of the recognized securities manuals. Because the shares of our common stock registered hereunder have not been registered for resale under the blue sky laws of any state, and we have no current plans to register or qualify our shares in any state, the holders of such shares and persons who desire to purchase such shares in any trading market that might develop in the future should be aware that there may be significant state blue sky restrictions upon the ability of investors to purchase and sell such shares. In this regard, each state's statutes and regulations must be reviewed before engaging in any securities sales activities in a state to determine what is permitted, or not permitted, in a particular state. Nevertheless, we do intend to file a Form 8-A promptly after this registration statement becomes effective, thereby subjecting our stock registered hereunder to registration under Section 12 of the Securities Exchange Act of 1934. Furthermore, even in those states that do not require registration or qualification for the resale of registered securities, such states may require the filing of notices or place additional conditions on the availability of exemptions. Accordingly, since many states continue to restrict the resale of securities that have not been qualified for resale, investors should consider any potential secondary market for our securities to be a limited one.”

Solarflex Corp.
c/o Sergei Rogov
12 Abba Hillel Silver Street, 11th Floor
Ramat Gan  52506
ISRAEL
Tel: 972-3-753-9888

The Offering, page 6

12.	Please expand this section to disclose the net proceeds from the sale of up to 2,500,000 shares of your common stock.

Response:  Revised. We have expanded the table on page 6 of the document to include disclosure of the net proceeds from the sale of up to 2,500,000 shares of our common stock. See the Amended Draft

Risk Factors, page 8

13.	Please add a risk factor to describe the anti-takeover effect of the amount of your authorized but unissued common equity.

Response:  Revised. We have added the following Risk Factor No. 29 on page 15 of the document to describe the anti-takeover effect of the amount of our authorized but unissued common equity:

“29.	The amount of our authorized but unissued common equity could discourage a takeover that stockholders may consider favorable.

Under our Certificate of Incorporation, the Company is authorized to issue 500,000,000 shares of stock. There are 3,000,000 shares of common stock outstanding prior to this offering. A further 2,500,000 are being offered in this offering, such that following the offering there will be 5,500,000 shares of common stock outstanding. Our board of directors may issue, without stockholder approval, shares of undesignated preferred stock. In light of the amount of our authorized but unissued share of common stock, the Board’s ability to authorize undesignated preferred stock makes it possible for our Board of Directors to issue preferred stock with voting or other rights or preferences that could impede the success of any attempt to acquire us. It is possible, however, that you would want a takeover attempt to succeed because, for example, a potential acquiror may offer a premium over the then-prevailing price of our common stock.”

14.	Please add a risk factor or expand the appropriate risk factor to compare the offering price per share with the weighted average per share price paid by your existing shareholders in February 2010.

Response:  Revised. We have added the following Risk Factor No. 30 on page 15 of the document comparing the offering price per share with the weighted average per share price paid by our existing shareholders in February 2010:

Solarflex Corp.
c/o Sergei Rogov
12 Abba Hillel Silver Street, 11th Floor
Ramat Gan  52506
ISRAEL
Tel: 972-3-753-9888

“30.	You will experience an immediate and substantial dilution of the net tangible book value of the common shares you purchase in this offering.

The initial public offering price per share of our common stock is substantially higher than our net tangible book value per common share immediately after this offering. For this purpose, the net tangible book value per share represents the total amount of the Company’s tangible assets, less the total amount of liabilities, divided by the total number of shares outstanding, and dilution is determined by subtracting the net tangible book value per share after the offering from the initial public offering price per share. As a result, you may pay a price per share that substantially exceeds the book value of our assets after subtracting our liabilities. Investors who purchase common stock in this offering will be diluted by $0.0247 per share after giving effect to the sale of shares of common stock in this offering at an assumed initial public offering price of $0.03 per share. Further, we may need to raise additional funds in the future to finance our operations. If we obtain capital in future offerings on a per-share basis that is less than the initial public offering price per share, the value of the price per share of your common stock will likely be reduced. In addition, if we issue additional equity securities in a future offering and you do not participate in such offering, there will effectively be dilution in your percentage ownership interest in the Company.”

If we are unable to obtain funding for development of a valid prototype…, page 9

15.
Please reconcile the disclosure in this section that you will not have sufficient funds to engage a company to work with you to develop a prototype if you are unable to raise at least $30,000 in net proceeds with the table on page 21 where you indicate your intent to use $3,500 for prototype development costs whether you raise $18,500 or $48,500 in net proceeds.

Response:  Revised. We have revised Risk Factor No. 4 and our discussion of our plan of operation on page 21 to clarify that the $3,500 reflects the cost to manufacture the prototype, but does not include all of the costs required to develop the prototype.  Please see the Amended Draft.

16.	Regarding the disclosure in this section that you believe you will have “sufficient funds to reach the basic goals of [y]our business plan” if you raise $30,000 in net proceeds:

•	please expand the disclosure to identify the “basic goals;” and

•
please clarify whether the sufficient funds of $30,000 allows you to also fund your administrative expenses, operating expenses and proposed research and development for the next twelve months mentioned in the first sentence of the second paragraph on page 9.

Response:  Revised. We have revised Risk Factor No. 4 to clarify our proposed use of the proceeds from this offering. Please see the Amended Draft.

17.	Regarding the disclosure in this section that you believe you will need an additional $45,000 to “bring the product to market on a full-scale basis:”

•
please reconcile the reference to $45,000 with the disclosure in the second paragraph on page 9 that you will require “substantial additional capital following the development of a prototype in order to market, to arrange for the manufacturing of and to sell [y]our product;”

Solarflex Corp.
c/o Sergei Rogov
12 Abba Hillel Silver Street, 11th Floor
Ramat Gan  52506
ISRAEL
Tel: 972-3-753-9888

•
tell us, with a view to disclosure, whether the references in the first paragraph on page 9 to net proceeds of $30,000 and an additional $45,000 are sufficient to meet your need disclosed in the third sentence of the second paragraph on page 9 [i.e., the need for additional capital].

Response:  Revised. We have revised Risk Factors No. 4 and No. 5 to clarify our proposed use of the proceeds from this offering and our need for additional funds. Please see the Amended Draft.

We do not have sufficient cash to fund our operating expenses…,page 9

18.
We note the first sentence of this section that currently you do not have sufficient cash on hand to fund your administrative expenses, operating expenses and research and development program for the next twelve months. Please clarify whether you currently have sufficient resources to comply with your obligations under the federal securities laws. If you do not have such resources, please:

•	prominently highlight in your document the resulting lack of information that will be available to investors; and

•
provide us your analysis supporting your conclusion regarding whether acceleration of the effective date of this registration statement would be in the public interest and consistent with the protection of investors per Rule 461.

Response:  Revised. We have revised the document to clarify that our Directors have committed to help us fund our federal securities laws compliance costs over the next 12 months in the event sufficient funds are not raised in this offering to cover such costs. Please see the Amended Draft.

We are a small company with limited resources…,page 10

19.
Please note that mitigating language is not appropriate risk factor disclosure. Please revise this risk factor to eliminate the references to the technology on which you plan to base your prototype as “unique.”

Response:  Revised. We have revised the heading and the first sentence of this risk factor in accordance with your comments as follows:

“We are a small company with limited resources and we may not be able to compete effectively and increase market share.

Solar photovoltaic elements are part of an industry that is highly regulated and competitive, and although we believe our technology offers a distinct design and construction method, we cannot guarantee that these features are enough to effectively capture a significant enough market share to successfully launch and sustain our product.”

Solarflex Corp.
c/o Sergei Rogov
12 Abba Hillel Silver Street, 11th Floor
Ramat Gan  52506
ISRAEL
Tel: 972-3-753-9888

If our intellectual property protection is inadequate, page 11

20.	Please disclose when the patent application was filed and the status of its processing.

Response:  Revised. We have revised Risk Factor No. 16 to include the date the Patent Application was filed and the status of its processing. Please see the Amended Draft.

You may experience difficulties in attempting to enforce liabilities, page 12

21.	Please add a risk factor to highlight the risk of doing business in foreign countries. We note the first sentence of this section that your offices are located in Israel.

Response:  Revised. We have added an additional Risk Factor No. 19 to page 13 to address the risks involved in doing business in Israel:

“19.	Conditions in Israel, where our officers and Director and our corporate offices are located, may adversely affect our operations.

Since the establishment of the State of Israel in 1948, a number of armed conflicts have taken place between Israel and its Arab neighbors, and the continued state of hostility, varying in degree and intensity, has led to security and economic problems for Israel. Since October 2000, there has been a significant increase in violence, primarily in the West Bank and the Gaza Strip. As a result, negotiations between Israel and representatives of the Palestinian Authority have been sporadic and have failed to result in peace. The establishment in 2006 of a government in the Gaza territory by representatives of the Hamas militant group has created additional unrest and uncertainty in the region. At the end of December 2008, Israel engaged in an armed conflict with Hamas lasting for over three weeks, which involved additional missile strikes from the Gaza Strip into Israel and disrupted most day-to-day civilian activity in the proximity of the border with the Gaza Strip. We could be adversely affected by hostilities involving Israel, the interruption or curtailment of trade between Israel and its trading partners, or a significant downturn in the economic or financial condition of Israel. In addition, the sale of products manufactured in Israel may be adversely affected in certain countries by restrictive laws, policies or practices directed toward Israel or companies having operations in Israel. In addition, our Directors and officers are subject to being called upon to perform military service in Israel, and their absence may have an adverse effect upon our operations. Generally, unless exempt, male adult citizens of Israel under the age of 41 are obligated to perform up to 36 days of military reserve duty annually. Additionally, all such citizens are subject to being called to active duty at any time under emergency circumstances.”

22.	Please expand this section to clarify whether your assets are currently held outside of the United States and whether you expect your assets to be held outside the United States in the future.

Response:  Revised. We have revised Risk Factor No. 18 to clarify whether our assets are currently held outside of the United States and whether we expect our assets to be held outside the United States in the future. Please see the Amended Draft.

Solarflex Corp.
c/o Sergei Rogov
12 Abba Hillel Silver Street, 11th Floor
Ramat Gan  52506
ISRAEL
Tel: 972-3-753-9888

23.	We note the repeated use of the term “may” in this section. Please revise the disclosure to clarify the reason for the uncertainty. Also:

•
please revise the third bullet to clarify whether obligations imposed by judgments related to violations of the United States federal securities laws are “enforceable according to the rules relating to enforceability of judgments in Israel” and whether the substance of such judgments “is contrary to public policy;” and

•
please revise the seventh bullet point to clarify whether Israeli courts deem judgments of United States courts related to violations of the United States federal securities laws “rendered by a court not competent to render it according to the private international law in Israel.”

Response:  Revised. We have revised Risk Factor No. 18 in the document to clarify the reason for the uncertainty involved in enforcing U.S. judgments in Israel. We have also avoided use of the term “may” by expanding our disclosure of the obstacles which a claimant pursuing a claim against the Company or its directors in Israel will need to overcome:

“In accordance with the Israeli Law on Enforcement of Foreign Judgments, 5718-1958, and subject to certain time limitations (the application to enforce the judgment must be made within five years of the date of judgment or such other period as might be agreed between Israel and the United States), an Israeli court has the discretion to declare a foreign civil judgment enforceable if it finds that:
•	the judgment was rendered by a court which was, according to the laws of the State in which the court is located, competent to render the judgment;
•	the judgment may no longer be appealed;
•	the tenor the judgment is not repugnant to the laws of the State of Israel or to public policy in Israel; and
•	the judgment is executory in the State in which it was given.

It is unlikely that an Israeli court would deem the tenor of a judgment of a court of the United States in relation to federal securities law to be repugnant to the laws of the State of Israel or to public policy in Israel. However, given that the decision by Israeli courts to enforce foreign judgments is discretionary, such a decision cannot be guaranteed.

An Israeli court will not declare a foreign judgment enforceable if:
•	the judgment was obtained by fraud;
•	there is a finding of lack of due process;
•	the judgment is in conflict with another judgment that was given in the same matter between the same parties and that is still valid;
•	the time the action was instituted in the foreign court, a suit in the same matter and between the same parties was pending before a court or tribunal in Israel; or

Solarflex Corp.
c/o Sergei Rogov
12 Abba Hillel Silver Street, 11th Floor
Ramat Gan  52506
ISRAEL
Tel: 972-3-753-9888

•
the judgment was rendered by a court not competent to render it according to the laws of private international law in Israel. It should be noted that Israeli courts deem U.S. courts competent to render a judgments under federal securities law according to the laws of private international law in Israel.

Furthermore, anyone bringing a claim against the Company or its directors in Israel will need to show that the Israeli court is not a forum non conveniens, i.e. inappropriate venue to hear such a claim. An Israeli court, in considering whether it is a forum non conveniens, will consider which legal forum is most connected to the dispute, the reasonable expectations of the parties with respect to the place of jurisdiction of the dispute, and public considerations, such as which forum has a true interest in dealing with the dispute. If the Israeli court, having ruled that it is an appropriate forum to hear the claim, decides that U.S. law has the strongest linkage to the parties and other circumstances of the case, it will apply U.S. law in adjudicating the claim. In that case, the content of applicable U.S. law must be proven as a fact, which can be a time-consuming and costly process.”

There is no established public market for our stock, page 14

24.
Please reconcile the references throughout your filing to the lack of a market for your common stock. For example, we note the reference on the cover page to “no public market” for your stock, the reference on page 14 to “no established public market” for your stock and the reference in the second paragraph on page 23 that there has been “no market” for your stock.

Response:  Revised. To ensure consistency, we have revised the relevant references on pages 14, 23, and 29 of the document to utilize the phrase “no public market.”  Please see the Amended Draft.

States securities laws may limit secondary trading, page 15

25.	Please clearly indicate in which states investors can resell your securities given that you do not plan to register or qualify your stock in any state.

Response:  Revised. We have revised Risk Factor No. 27 (formerly Risk Factor No. 26) as follows:

“If you purchase shares of our common stock sold in this offering, you may not be able to resell the shares in any state unless and until the shares of our common stock are qualified for secondary trading under the applicable securities laws of such state or there is confirmation that an exemption, such as listing in certain recognized securities manuals, is available for secondary trading in such state. Thirty-three states have what is commonly referred to as a “manual exemption” for secondary trading of securities such as those to be resold by selling stockholders under this registration statement. In these states, so long as the issuer obtains and maintains a listing in Mergent, Inc. or Standard and Poor’s Corporate Manual, secondary trading of common stock can occur without any filing, review or approval by state regulatory authorities in these states. These states are:  Alaska, Arizona, Arkansas, Colorado, Connecticut, District of Columbia, Florida, Hawaii, Idaho, Indiana, Iowa, Kansas, Maine, Maryland, Massachusetts, Michigan, Mississippi, Missouri, Nebraska, New Jersey, New Mexico, North Carolina, North Dakota, Ohio, Oklahoma, Oregon, Rhode Island, South Carolina, Texas, Utah, Washington, West Virginia, and Wyoming. Ten states provide for an exemption for non-issuer transactions in outstanding securities effected through a registered broker-dealer when the securities have been subject to registration under Section 12 of the Securities Exchange Act of 1934 for at least 90 days (180 days in Alabama). These states are:  Alabama, Colorado, District of Columbia, Illinois, Kansas, Missouri, New Jersey, New Mexico, Oklahoma, and Rhode Island.

Solarflex Corp.
c/o Sergei Rogov
12 Abba Hillel Silver Street, 11th Floor
Ramat Gan  52506
ISRAEL
Tel: 972-3-753-9888

We currently do not intend to register or qualify our stock in any state or seek coverage in one of the recognized securities manuals. Because the shares of our common stock registered hereunder have not been registered for resale under the blue sky laws of any state, and we have no current plans to register or qualify our shares in any state, the holders of such shares and persons who desire to purchase such shares in any trading market that might develop in the future should be aware that there may be significant state blue sky restrictions upon the ability of investors to purchase and sell such shares. In this regard, each state's statutes and regulations must be reviewed before engaging in any securities sales activities in a state to determine what is permitted, or not permitted, in a particular state. Nevertheless, we do intend to file a Form 8-A promptly after this registration statement becomes effective, thereby subjecting our stock registered hereunder to registration under Section 12 of the Securities Exchange Act of 1934. Furthermore, even in those states that do not require registration or qualification for the resale of registered securities, such states may require the filing of notices or place additional conditions on the availability of exemptions. Accordingly, since many states continue to restrict the resale of securities that have not been qualified for resale, investors should consider any potential secondary market for our securities to be a limited one.”

Use of Proceeds, page 16

26.
Please expand to show a reasonable range of net proceeds assuming that not all of your offered securities are sold. We note that the current disclosure does not include: (1) the use of proceeds based on less than 50% of the shares sold; and (2) the use of $30,000 in net proceeds given your disclosure in the second paragraph on page 8 that you may have to suspend or cease operations if you receive less than $30,000. Also disclose the amount and sources of other funds needed to accomplish the disclosed plans if not all securities are sold.

Response:  Revised. We have revised the tables on page 16 of the document to show the following percentages of net proceeds: 20%, 40%, 60%, 80% and 100%.

27.
If proceeds are to be used to repay loans, such the unsecured, non-interest bearing loans from your two directors mentioned in the penultimate paragraph on page 26, please state so directly. Please also clarify whether any of the proceeds can be used for salaries or other payments to your officers or directors.

Response:  Revised. We have revised the section entitled “Use of Proceeds” on page 16 of the document to clarify that proceeds will not to be used to repay loans, including the unsecured, non-interest bearing loans from our directors, nor for salaries or other payments to our officers or directors.

Solarflex Corp.
c/o Sergei Rogov
12 Abba Hillel Silver Street, 11th Floor
Ramat Gan  52506
ISRAEL
Tel: 972-3-753-9888

Determination of Offering Price, page 16

28.
Please reconcile the disclosure in the first sentence on page 17 that the offering price was determined arbitrarily with the disclosure in the second sentence where you mention several factors that were considered in determining the offering price.

Response:  Revised. Please see our response Comment No. 3 above with respect to the use of the word “arbitrarily”. As noted above, we have revised the second sentence on page 17. Please see the Amended Draft.

29.
If you considered factors in determining the offering price, please tell us, with a view to disclosure, whether you considered the price paid for your shares by your five stockholders in February 2010.

Response:  We confirm that we did not consider the price paid for our shares by our five stockholders in February 2010 when determining the offering price. As stated in our response to Comment No. 3 above, our determination of the offering price was, to a large extent, arbitrary.

Dilution, page 17

30.
We note that the “historical net tangible book value” you present here includes the assumption of offering proceeds. We do not see where you have presented the tangible book value per share before the offering as required by Item 506 of Regulation S-K. Please revise to provide this information.

Response:  Revised. We have revised the second paragraph on page 17 of the document to refer to the tangible book value per share before the offering. Please see the Amended Draft.

31.
Please expand to discuss the dilution that would occur at each of the ranges of proceeds you provide in the table on page 16. Also, clearly compare the public contribution under the proposed public offering and the effective cash cost of common equity acquired by officers, directors, promoters and affiliated persons.

Response:  Revised. We have added additional tables to expand the disclosure of dilution as requested. Please see the Amended Draft.

Our Business, page 17

32.	Please expand the appropriate section to provide the disclosure required by Item 101(h)(4)(ii) and (v) of Regulation S-K.

Response:  Revised. Item 101(h)(4)(ii) and (v) of Regulation S-K require a smaller reporting company to disclose the “(ii) Distribution methods of the products or services,” and “(v) Sources and availability of raw materials and the names of principal suppliers.”  Since we are still in the development stage and have yet to develop a working-version of our product, let alone a prototype, we have at this time no distribution methods and no suppliers. Nevertheless, we have revised the document to include disclosure regarding the availability of raw materials. Please see the Amended Draft.

Solarflex Corp.
c/o Sergei Rogov
12 Abba Hillel Silver Street, 11th Floor
Ramat Gan  52506
ISRAEL
Tel: 972-3-753-9888

The Market, page 18

33.	Regarding the market data that you disclose in this section, please tell us:

•	how you confirmed that the data used in the registration statement reflects the most recent available information;

•	whether all of the data is publicly available;

•	whether you paid for the compilation of any of the data;

•	whether any of the data was prepared for your use in the registration statement; and

•	whether the authors of the data consented to the use of such data in the registration statement.

If you are affiliated with the preparation of any of the data, please ensure that your disclosure clearly indicates the nature of all such affiliations.

Response:    We believe that the data disclosed in this section reflect the most recent available information because we researched relevant market data studies and our research did not locate any more recent studies that contradict the data included in this section. All of the market data provided by us in our disclosure is publicly available. We did not pay for the compilation of the any of the data and none of the data was prepared specifically for our use in the registration statement. Since the market data information is publicly available, either from government agencies or from the internet, the information is in the public domain and we believe that we do not need to obtain any consents as long as we reference the source of the information.

34.	Please clarify what portion of the units mentioned in the first sentence of this section is related to your business.

Response:    Revised. The first sentence of this section states that: “According to the United States Energy Information Administration, the rate of annual photovoltaic domestic shipments doubled from 2007 (280,475 units) to 2008 (524,252 units).”  However, only a small minority of these shipments were of photovoltaic elements of the kind which we intend to produce. Therefore, we have revised this section by deleting reference to these particular statistics.

35.
To the extent you do not plan to distribute your product in the United States, tell us why it is appropriate to include statistics regarding the size of the United States market for photovoltaic products. Similarly, to the extent you do not plan on selling your product in the countries mentioned in the fourth paragraph of this section or in your disclosure on page 20 regarding government regulation, tell us why it is appropriate to include the disclosure in those paragraphs.

Solarflex Corp.
c/o Sergei Rogov
12 Abba Hillel Silver Street, 11th Floor
Ramat Gan  52506
ISRAEL
Tel: 972-3-753-9888

Response:  We have not, at this stage, excluded any countries from those in which we may seek to sell our products. We may distribute our products in the United States, China, Japan, Germany, Australia, Israel and Germany (viz. the countries referred to in the fourth paragraph of this section), but this list is not exhaustive. Since the United States is one of the countries in which we may distribute our products, we believe that statistics regarding the size of the United States market are relevant to our efforts to sell our products in the United States. Similarly, our discussion of encouragement to use solar photovoltaic energy in “China, Israel and several European countries” on page 20 of the document is relevant in so far as we may seek to market our products in those countries.

36.
Please tell us the purpose of the reference to the websites in the first and second paragraphs of this section. If you are attempting to satisfy your disclosure obligations by reference to these websites, please tell us the authority on which you rely that permits such a disclosure technique.

Response:  The purpose of the reference to the websites is to provide the source for the information we include in this section of the registration statement. We are not attempting to satisfy any disclosure obligations by reference to websites.

Photovoltaic Element Technology, page 18

37.	Regarding the last sentence on page 18, please clarify:

•	who believes that your method will deliver “superior results;” and

•	the basis for the belief that your method will deliver such results given that you have not yet created a working prototype of your product.

Response:  Revised. We have revised the last sentence on page 18 to clarify the basis for our belief that our method will deliver more efficient results:

“Each patent was evaluated before or during the patent application process for our technology, and we believe, based on our review of the relevant technology and on our expectation that our proprietary technology will improve the conversion process and be able to deliver a more efficient solar energy conversion rate, that our method, including in some cases different materials, will deliver more efficient results.”

38.
Please disclose the basis for your belief mentioned in the penultimate sentence of this section, as well as the beliefs noted in your “Competitive Advantages” section on page 19, and to what extent you considered the fact that you have not yet created a working prototype of your product on forming these beliefs.

Response:  Revised. Our belief that we are not aware of any competitive solution that delivers the efficiency and solar energy conversion rates that we believe can be achieved with Solarflex’s design is based on our review of the relevant technology and our understanding of the distinct design and construction method that our technology offers. We considered the fact that we have not yet created a working prototype of our product, but we nevertheless believe that our proposed product has the potential to deliver a more efficient solar energy conversion rate than that of our competitors. Please see the Amended Draft.

Solarflex Corp.
c/o Sergei Rogov
12 Abba Hillel Silver Street, 11th Floor
Ramat Gan  52506
ISRAEL
Tel: 972-3-753-9888

Competition, page 19

39.
Please tell us why you have chosen to identify the named multinational companies as your competitors given the size of your company and the stage of your development. As appropriate, please distinguish between your current competitors and those you expect to compete against in the future.

Response:  Although we are a development stage company, we identify our competitors as those companies that currently sell products similar to the product that we propose to develop and sell. Therefore, since the multinational companies referenced in the registration statement sell competing products, we consider them to be our competitors. While we do not expect to be able to rival the size of the multinational companies with whom we will be competing, based on the fact that these multinational companies are the pre-eminent producers of photovoltaic elements, they will be our competitors once we commence sales.

40.
Please tell us the purpose of the reference in the second paragraph of this section to the unique nature of your technology “as explained in detail in the Patent Application” and the reference in the sixth paragraph on page 19 to the method “detailed in the Patent Application.”  If you are attempting to satisfy your disclosure obligations by reference to the quoted phrases, please tell us the authority on which you rely that permits such a disclosure technique.

Response:  Revised. We are not attempting to satisfy our disclosure obligations by reference to the Patent Application. We have revised these references to remove the reference to the Patent Application. Please see the Amended Draft.

Existing or Probable Government Regulation, page 20

41.
Please expand this section to disclose the material government regulations applicable to your business. It appears that you have only disclosed in this section laws and regulations that encourage the development of energy.

Response:  Revised. We have revised the Existing or Probable Government Regulation section to provide more detail disclosure of material government regulations applicable to your business.

Reports to Security Holders, page 21

42.	Regarding your disclosure in this section, please:

•
reconcile the disclosure that you will make available to securities holders an annual report with the disclosure in the “Available Information” section on page 32 that you furnish stockholders with annual reports;

Solarflex Corp.
c/o Sergei Rogov
12 Abba Hillel Silver Street, 11th Floor
Ramat Gan  52506
ISRAEL
Tel: 972-3-753-9888

•
reconcile the disclosure that you intend to become a reporting issuer under Section 12 of the Exchange Act with the disclosure in the second paragraph of the “Available Information” section that you are subject to the informational requirements of the Exchange Act;

•	disclose when you plan to file a registration statement to register a class of securities under Section 12 of the Exchange Act;

•	clearly state the difference between becoming “a ‘reporting issuer’ under Section 12” and filing the reports you mention in the second paragraph of the “Available Information” section; and

•
add any appropriate risk factors that explain the significant differences, including the automatic reporting suspension in Section 15(d) of the Exchange Act and the applicability of Section 16 and the proxy rules.

Response:  Revised. We have revised the document to respond to your bullet points as follows:

•         We currently make available an annual report to our stockholders, and following the effectiveness of our registration statement, our annual report will be on Form 10-K. For the sake of clarity, we have deleted the last sentence on page 32. See the Amended Draft.

•         We have deleted the first two sentences of the second paragraph of the “Available Information” section, and revised the third and fourth sentences as follows to clarify that we are not currently subject to the information requirements of the Exchange Act:

“Copies of the registration statement and the accompanying exhibits and schedules may be inspected without charge (and copies may be obtained at prescribed rates) at the public reference facility of the SEC at Room 1024, 100 F Street, N.E. Washington, D.C. 20549. Our filings, including the registration statement, will also be available to you on the Internet web site maintained by the SEC at http://www.sec.gov.”

•         We have revised the document to disclose that we intend to file a Form 8-A promptly after this registration statement becomes effective. See the Amended Draft.

•         We have revised the “Reports to Security Holders” section of the document to include additional disclosure regarding our plans with respect to registering under Section 12 as follows:

Solarflex Corp.
c/o Sergei Rogov
12 Abba Hillel Silver Street, 11th Floor
Ramat Gan  52506
ISRAEL
Tel: 972-3-753-9888

“While we intend to file a Form 8-A promptly after this registration statement becomes effective and thereby become a “reporting issuer” under Section 12 of the Securities Exchange Act of 1934, we are not currently a reporting issuer and upon this registration statement becoming effective we will be required under Section 15(d) of the Exchange Act to file the periodic reports required by Section 13(a) of the Exchange Act with respect to each class of securities covered by our registration statement. These reporting obligations may be automatically suspended under Section 15(d) of the Exchange Act if on the first day of any fiscal year other than the fiscal year in which our registration statement became effective there are fewer than 300 shareholders. On the other hand, if we become a reporting issuer under Section 12 of the Securities Exchange Act of 1934, we will be subject to all of the obligations incumbent on a company with securities registered under Section 12 of the Exchange Act, including the continuing obligation to file the Section 13(a) reports; the directors, officers, and principal stockholders beneficial ownership disclosure requirements of Section 16 of the Exchange Act; and the proxy rules and regulations of Section 14 of the Exchange Act.”

•          We have revised the document by adding an additional Risk Factor No. 31 as follows:

“Stockholders may have limited access to information because we are not yet a reporting issuer and may not become one.

While we intend to file a Form 8-A promptly after this registration statement becomes effective and thereby become a “reporting issuer” under Section 12 of the Securities Exchange Act of 1934, we are not currently a reporting issuer and upon this registration statement becoming effective we will be required to comply only with the limited reporting obligations required by Section 13(a) of the Exchange Act. These reporting obligations may be automatically suspended under Section 15(d) of the Exchange Act if on the first day of any fiscal year other than the fiscal year in which our registration statement became effective, there are fewer than 300 shareholders. If we do not become a reporting issuer and instead make a decision to suspend our public reporting, we will no longer be obligated to file periodic reports with SEC and your access to our business information will be restricted. In addition, if we do not become a reporting issuer, we will not be required to furnish proxy statements to security holders, and our directors, officers and principal beneficial owners will not be required to report their beneficial ownership of securities to the SEC pursuant to Section 16 of the Exchange Act.”

Plan of Operation, page 21

43.
Please tell us, with a view to disclosure, how the construction of a basic prototype would only cost $3,500 given: (1) your belief mentioned in the second paragraph of this section that it will take approximately twelve months to construct a basic prototype; and (2) your disclosure in the penultimate paragraph on page 19 that you intend to rely on third parties to develop a prototype.

Response:  Revised. We have revised the Plan of Operation section to clarify that the $3,500 figure is the cost for the actual construction of the prototype, which we intend to contract to a third party. However, the development of the prototype involves more than just its construction; the development process includes additional design and engineering work and we plan to contract some of this work to a third party as well. Similarly, while we believe that it will take approximately twelve months to produce a prototype, the 12 month period is from design through manufacture. We believe that the actual construction of the prototype by a third party contractor will take approximately three months. Please see the Amended Draft.

Solarflex Corp.
c/o Sergei Rogov
12 Abba Hillel Silver Street, 11th Floor
Ramat Gan  52506
ISRAEL
Tel: 972-3-753-9888

44.	Please clarify how your disclosure reflects the amount of funds needed for compliance with your obligations under the federal securities laws.

Response:  Revised. We have revised the Plan of Operation section to include the costs of federal securities law compliance. Please see the Amended Draft.

Analysis of Financial Condition and Results of Operations, page 22

45.	Please reconcile the amount presented here as current liabilities ($33,640) to the amount presented in the financial statements as of May 31, 2010 ($32,500).

Response: Revised. We have revised the last sentence of the Analysis of Financial Condition and Results of Operations section on page 22 as follows:

“The Company has no contractual obligations, long term debt, capital leases, operating leases, or purchase obligations at this time, other than its current liabilities in the amount of $44,781 as reflected in the Financial Statements as at September 30, 2010.”

Directors and Executive Officers, page 23

46.
Please ensure that you have disclosed the business experience of Messrs. Rogov, Kaktinieks and Berezovsky for the last five years and provided an explanation as to the nature of the responsibilities they undertook in their prior positions so investors have adequate information concerning their prior business experience. For example, it is unclear if Mr. Rogov has been working as a senior program engineer from 2006 until February 2010. Also, please expand your disclosure to address:

•
how the board determined that Mr. Rogov’s experience at software companies provided “broad experience working with development teams,” and an “extensive technical background” such that he could serve as a director;

•	what the position of “Client Executive officer” entails at AS SEB Banka, and how or where Mr. Kaktinieks was principally occupied or employed from 2008 to 2009;

•	specifically how Mr. Kaktinieks was “involved in fundraising at the European Union” from 2004 to 2010 and how this provided him with “extensive experience in fundraising;” and

•
the nature of Rollsoft Ltd. at which Mr. Berezovsky has been a vice president of business development since 2009, and the nature of Lanicuer, the Argentine company that Mr. Berezovsky founded. Also indicate whether Mr. Berezovsky was “principally occupied” at Lanicuer for the five years prior to his employment at Rollsoft.

Response:  Revised. We have expanded our disclosure of the “Directors and Executive Offices” section to address your comments above.

Solarflex Corp.
c/o Sergei Rogov
12 Abba Hillel Silver Street, 11th Floor
Ramat Gan  52506
ISRAEL
Tel: 972-3-753-9888

•          We have revised Mr. Rogov’s biography as follows:

“Sergei Rogov has been our Director since the Company’s inception in February 12, 2010, and our President since February 22, 2010. Mr. Rogov received his Bachelor of Science degree in Applied Mathematics from Polytechnic University in St. Petersburg, Russia in 1980. From 1999, he worked as a Senior Program Engineer in the Development Department of Identify Software Ltd., which in 2006 was acquired by BMC Software, to which he continued to provide services until 2009. As part of his duties, Mr. Rogov worked with various development teams. Following his work for BMC Software and until present, Mr. Rogov continues to provide senior software development services to Rollsoft Ltd. Prior to his position at Identity Software Ltd., he worked for Telegate Ltd. for two years as a Program Engineer, and for Prudence Ltd. for two years developing programs related to the electromagnetic fields for linear accelerators.”

•          We have revised the next paragraph of the document as follows:  “The Board has concluded that Mr. Rogov should serve as a Director because of his broad experience working with development teams and managing development efforts, which experience he gained while working at Identify Software Ltd.”

•          We have revised Mr. Kaktinieks’ biography as follows:

“Vigars Kaktinieks has served as our Director since February 12, 2010. Mr. Kaktinieks studied and received his Bachelor of Science degree in Economics and Business Administration from the Stockholm School of Economics in Riga, Latvia in 2006. Mr. Kaktinieks is fluent in three languages and is learning a fourth. Since the beginning of 2009, he has been working as a Client Executive officer with AS SEB Banka. His responsibilities include banking, financial and investment advice to clients who receive personalized service, serving as a main reference and contact point for those clients.    From 2006 to the end of 2008, he served in various sales and management positions for AS Sampo Banka in Latvia and abroad, and attended technical training and seminars organized by AS Sampo Banka. Between 2004 and 2010, Mr. Kaktinieks had also been involved in obtaining funding for projects and companies from several European Union funding initiatives. From 2005 until 2006, he worked as an accounting assistant in Procter & Gamble’s marketing department in Latvia.

The Board has concluded that Mr. Kaktinieks should serve as a Director because of his extensive experience in financing and accounting.”

•          We have revised Mr. Berezovsky’s biography as follows:

“Jonathan Berezovsky has been our Secretary, Treasurer, and Chief Financial Officer since February 22, 2010. Mr. Berezovsky received his Bachelor of Science degree in Business Economics from Universidad Torcuato Di Tella in Buenos Aires in 2008. Since 2009, he has been the V.P. of Business Development at Rollsoft Ltd., a software company, in Petach Tikvah, Israel. Prior to this, in parallel with his studies, he worked for five years as founder and CEO of Lanicuer, a company dealing with the manufacture and marketing of leather-made products, based in Buenos Aires, Argentina. Mr. Berezovsky is multi-lingual, having an average to excellent knowledge of English, Spanish, French and Hebrew.”

Solarflex Corp.
c/o Sergei Rogov
12 Abba Hillel Silver Street, 11th Floor
Ramat Gan  52506
ISRAEL
Tel: 972-3-753-9888

Board Leadership Structure, page 24

47.
Please reconcile the disclosure in this section that Mr. Rogov possesses both technical knowledge and management experience to fulfill his positions with the disclosure in the second risk factor on page 11 that your directors have no experience in running a company that sells photovoltaic element devices.

Response:  We believe that Mr. Rogov possesses both technical knowledge and management experience to fulfill his positions with the Company. Our disclosure in Risk Factor No. 2 that our Directors have no experience in running a company that sells photovoltaic element devices is not inconsistent with this belief. The technical knowledge and management experience which Mr. Rogov has acquired in his previous positions will, we believe, equip him for his position as President and Director of Solarflex, even though that experience was acquired in a company which did not produce photovoltaic element devices.

Certain Relationships and Related Transactions, page 26

48.	Please file as exhibits the agreements mentioned in the last paragraph of this section.

Response:  The last paragraph of this section describes working capital advances totaling $29,915 which the Company received from its two directors as of September 30, 2010. There are no loan agreements relating to these advances.

49.
Please disclose the intended purpose of the difference in the price per share of $.0001 regarding the shares issued on February 24, 2010 and the price per share $.03 of the shares you are offering on a best efforts basis.

Response:  The price per share at which the shares we are offering are being offered pursuant to the registration statement reflects the fact that subsequent to February 24, 2010 the Company acquired the rights to the patent application.

50.	We note your statements throughout this section that you believe the issuances of securities on February 24, 2010 were “deemed to be exempt.” Please tell us the reason for your uncertainty.

Response:  Revised. Our use of the term “deemed to be exempt” was not intended to express any uncertainty on our part in respect of our disclosures. We have therefore revised this section by deleting the phrase “deemed to be.”  Please see the Amended Draft.

Solarflex Corp.
c/o Sergei Rogov
12 Abba Hillel Silver Street, 11th Floor
Ramat Gan  52506
ISRAEL
Tel: 972-3-753-9888

Plan of Distribution, page 29

51.	Please file as exhibits any offering materials that will be used. We note that you filed the subscription agreement as exhibit 99.

Response:  No offering materials will be used other than those filed with the Commission.

52.
Please provide us a detailed analysis supporting your conclusions regarding the availability of the safe harbor or Rule 3a4-1 of the Exchange Act for Mr. Kaktinieks’ and Mr. Rogov’s participation in your offering. In particular, please explain how they will primarily perform substantial duties otherwise than in connection with transactions in securities, given that you intend to hire third parties to undertake the development of your prototype following the offering.

Response:  Revised. We have revised the penultimate paragraph of the section (page 30) as follows:

“Sergei Rogov and Vigars Kaktinieks are not statutorily disqualified, are not being compensated, and are not associated with a broker/dealer. Mr. Rogov is and will continue to be our President and director at the end of the offering and he performs substantial duties for or on behalf of the Company otherwise than in connection with transactions in securities, including serving as President of the Company. Mr. Kaktinieks is and will continue to serve as a Director of the Company at the end of the offering and he performs substantial duties for or on behalf of the Company otherwise than in connection with transactions in securities, including in the fields of oversight, risk assessment, fundraising, and marketing. In addition, neither Mr. Rogov nor Mr. Kaktinieks has been during the last twelve months, nor is currently, a broker/dealer or associated with a broker/dealer. They have not during the last twelve months and will not in the next twelve months offer or sell securities for another corporation.”

While not performing the actual prototype manufacturing work, Mr. Rogov and Mr. Kaktinieks both perform and will continue to perform substantial duties for or on behalf of the Company.

Offering Period and Expiration Date, page 30

53.	Expand your disclosure to describe the circumstances in which the offering may be extended.

Response:  Revised. We have revised the second sentence of the fourth paragraph on page 30 as follows:

“We may extend the offering period for an additional 90 days in our absolute discretion, provided that the offering has not been completed or otherwise terminated by us.”

We have similarly revised the first paragraph on the Prospectus Cover Page, the second paragraph of page 6 to disclose that the right to extend the offering by 90 days may be exercised in our absolute discretion.

Solarflex Corp.
c/o Sergei Rogov
12 Abba Hillel Silver Street, 11th Floor
Ramat Gan  52506
ISRAEL
Tel: 972-3-753-9888

54.	Please disclose where the subscription agreement and form of consideration are to be sent.

Response:  Revised. We have revised the “Procedures for Subscribing” section on page 30 of the document as follows:

“Procedures for Subscribing

We will not accept any money until this registration statement is declared effective by the SEC. Once the registration statement is declared effective by the SEC, if you decide to subscribe for any shares in this offering, you must:

1. execute and deliver a subscription agreement that we will provide to you; and
2. deliver a check or certified funds to us for acceptance or rejection to Solarflex Corp, c/o Sergei Rogov, 12 Abba Hillel Silver Street, 11th Floor, Ramat Gan 52506, Israel. All checks for subscriptions must be made payable to "Solarflex Corp."”

55.
Please disclose the length of time between your acceptance of a subscription and (1) when investors receive their full rights as shareholders, and (2) when investors will receive their stock certificates.

Response:  Revised. We have revised page 30 of the document to state that an investor will receive his full rights as a shareholder upon our acceptance of a subscription by such investor and that we will issue stock certificates to investors as soon as practicable after acceptance of the subscription. Please see the Amended Draft.

56.
Please discuss the participation of your affiliates in the offering, such as whether or not such participation is limited and the possibility that participation of those affiliates may impact the control over the affairs of the company by those affiliates.

Response:  We confirm that we will not allow are affiliates to participate in the offering.

Right to Reject Subscriptions, page 30

57.
Please explain the purpose of your statement that you have the right to accept or reject subscriptions “for any reason or no reason.”  Please disclose the criteria you will use whether to reject a subscription. Also, disclose the amount of time you will have to determine whether to accept a subscription.

Response:  Revised. The purpose of our statement that “[w]e have the right to accept or reject subscriptions in whole or in part, for any reason or for no reason” is that we may accept or reject subscriptions in our absolute discretion. As acceptance or rejection of a subscription is in our absolute discretion, it is not subject to any criteria. We have revised the “Right to Reject Subscriptions” section of the document to disclose that the Company will determine whether to accept a subscription within ten (10) business days of receipt of the investment funds. Please see the Amended Draft.

Solarflex Corp.
c/o Sergei Rogov
12 Abba Hillel Silver Street, 11th Floor
Ramat Gan  52506
ISRAEL
Tel: 972-3-753-9888

58.
Please reconcile the disclosure that all monies from rejected subscriptions will be returned immediately with the reference in the subscription agreement filed as exhibit 99.1 that the funds will be repaid within twelve business days of such rejection.

Response:  Revised. We have revised the second sentence of the paragraph under the heading “Right to Reject Subscriptions” as follows:

“All monies from rejected subscriptions will be returned by us to the subscriber within twelve business days of such rejection, without interest or deductions.”

Exhibit 99.1

59.	It is generally inappropriate to require investors to certify that they have read, acknowledged, agreed to or understood the prospectus. Please revise.

Response:  Revised. We have revised the subscription agreement by deleting the clause referring to the risk factors in the Company’s Form S-1. Please see the revised Exhibit 99.1 to the Amended Draft.

*           *           *

We trust that the responses provided above address the issues raised in the Staff Letter.  If you have any questions or require further clarification, please do not hesitate to contact at Tel: 1-800-878-5756.

Sincerely,
Sergei Rogov, President
Solarflex Corp.

VIA EDGAR
cc:           Tom Jones, Examiner, Division of Corporation Finance, Securities and Exchange Commission -Edgar